EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31, 2017, 2016, 2015, 2014, and 2013
(in thousands of dollars except for ratios)

	2017	2016	2015	2014	2013
Earnings:

Income before income taxes	$1,110,668	$1,099,481	$901,847	$1,306,043	$1,251,319

Add (deduct):

Fixed charges	116,559	107,365	104,764	105,840	102,194
Amortization of capitalized interest	1,022	2,927	2,450	2,352	2,272
Capitalized interest	(4,166)	(5,903)	(12,537)	(6,179)	(1,744)
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	—	3,970	(3,850)	129	(2,324)

Earnings as adjusted	$1,224,083	$1,207,840	$992,674	$1,408,185	$1,351,717

Fixed Charges:

Interest expensed and capitalized	$102,668	$96,209	$93,520	$93,777	$93,258
Amortization of deferred debt issuance costs	1,564	1,642	1,279	1,118	1,115
Portion of rents representative of the interest factor (a)	12,327	9,514	9,965	10,945	7,821

Total fixed charges	$116,559	$107,365	$104,764	$105,840	$102,194

Ratio of earnings to fixed charges	10.50	11.25	9.48	13.30	13.23

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.